OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 001-7935
CUSIP NUMBER 460254-10-5

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 30, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

International Rectifier Corporation
Full Name of Registrant

N/A
Former Name if Applicable

233 Kansas Street
Address of Principal Executive Office (Street and Number)

El Segundo, CA 90245
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

BACKGROUND

As previously reported by International Rectifier Corporation (the “Company”) on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on April 9, 2007 on Form 8-K/A, and Form 12b-25, both filed with the SEC on May 11, 2007, on Form 8-K and Form 12b-25, both filed with the SEC on August 31, 2007, on Form 12b-25 filed with the SEC on November 13, 2007, and on Form 12b-25 filed with the SEC on February 11, 2008, the Audit Committee of the Company’s Board of Directors determined that the Company’s financial statements for its fiscal quarters ended September 30, 2003 through December 31, 2006 and for its fiscal years ended June 30, 2004 through June 30, 2006 should not be relied upon. Additional adjustments will be made in the Selected Financial Data tables related to fiscal year ended June 30, 2003, and  June 30, 2002 as adjustments in that period affect fiscal year 2003. The Audit Committee also found material weaknesses in internal control over financial reporting for such periods and that management’s report on internal control over financial reporting for the fiscal years ended June 30, 2005 and June 30, 2006 contained in its public reports should not be relied upon.  In the Form 8-K/A filed April 9, 2007, the Company also announced that it had commenced an investigation, conducted by outside legal counsel, into certain alleged accounting irregularities.

Legal counsel engaged by the Audit Committee to conduct the investigation that identified practices reported in the above-mentioned filings has recently reported to the Audit Committee that the investigation (the “Investigation”) has been completed.

Additionally, as set forth below, management of the Company has been reviewing certain other accounting and tax practices, including an analysis of Company-wide revenue recognition practices, and has advised the Audit Committee that its review is substantially complete. At this time, the Company is able to provide estimates of the potential impacts of many of the adjustments to be made as part of the restatement, and we have described many of those adjustments below in this Part III.

When reading our description of  the adjustments, it is important to understand  that some of the adjustments, such as revenue recognition  associated with the Company’s A&D segment, accounting for sales to distributors, transfer of title and risk of loss, and acceleration of shipping dates are matters primarily related to the  timing of revenue among fiscal periods and therefore, these adjustments do not change revenue in total for the periods described above but rather change the period in which the revenue is recorded. The establishment of reserves for stock rotations and sales and warranty returns, and adjustments for unrecorded liabilities, relate to the timing of recognizing revenue and costs and expenses over these same periods, however they do decrease revenue and increase costs and expenses in total as of the beginning of the period in which they are first recorded.  Other adjustments, such as those relating to tax matters, the adjustment in royalty revenue and certain amounts reported as restructuring related charges  will have an effect on the Company’s income statement.  As set forth in Part III, below, adjustments with respect the reconstruction of our Japan Subsidiary’s financial statements include, among other things, effects with respect to revenue, the re-absorption of inventory and the sale of fictitious invoices under the subsidiary’s accounts receivable financing facilities.

While we cannot provide at this time an estimate of the net effect of the adjustments, taken as a whole for any given period, individual adjustments are being provided in this report as a guide to the types and individual magnitude of adjustments under consideration while preparation of consolidated reconstructed and restated financial statements and the related disclosures remains in process.   We remain in the process of reviewing  the various types of adjustments as they affect the Company’s financial statements, and  these adjustments are subject to change until  the Company completes its reconstruction and restatement of its financial statements.

The status of matters that remain to be completed by the Company in order to be able to file its Annual Report on Form 10-K for the fiscal year ended July 1, 2007, including restatements of the prior fiscal periods identified above, and the matters that remain open to prevent the Company from filing its quarterly report on Form 10-Q for the quarter ended March 30, 2008, within the prescribed time period.

The Company has previously reported that it has received a three-month extension for continued listing and trading on the New York Stock Exchange (“NYSE”). The extension, which is subject to reassessment by the NYSE on an ongoing basis, provides the Company until June 17, 2008 to file its Annual Report on Form 10-K for the year ended June 30, 2007 with the Securities and Exchange Commission.  The NYSE has advised the Company that it will closely monitor the Company’s progress regarding the completion of its June 30, 2007 Annual Report.  If the Company does not complete and file the Annual Report by June 17, 2008, the Company can once again be reassessed by the NYSE for an additional trading period of up to three additional months.  The Company continues to work diligently and, absent a significant development that would arise from the Company’s ongoing assessment of the results of the Investigation, and the Company’s review and audit of restated financial statements, plans to be able to file its Annual Report on Form 10-K for the fiscal year ended June 30, 2007 in compliance with the June 17, 2008 date established by the NYSE and additionally file its reports on Form 10-Q for fiscal quarters ended September 30, 2007, December 31, 2007 and March 31, 2008.

The Company continues to cooperate fully with investigators from the SEC Division of Enforcement regarding matters described in this Part III, as previously reported, and is currently responding to subpoenas for records from the SEC, and continues to cooperate with the U.S. Attorney’s Office and the Internal Revenue Service who are looking into matters described in this Part III.

Throughout the investigation and restatement process, the Company has undergone a number of changes in executive management including a new Chief Executive Officer, a Chief Operations Officer, a new Acting Chief Financial Officer, and  has added two new members to the Board of Directors.  The Company has also recently appointed of one of its new independent directors as Chairman of the Board.

RECONSTRUCTION OF THE FINANCIAL RECORDS OF THE COMPANY’S SUBSIDIARY IN JAPAN

As previously reported, the Investigation identified practices at the Company’s subsidiary in Japan (the “Japan Subsidiary”) that involved circumvention of established controls and procedures to record false and premature sales by, among other things, creating fictitious customer purchase orders in the existing control system, as more fully described in the Company’s Forms 12b-25 filed on August 31, 2007, November 13, 2007 and February 11, 2008. The Company has implemented further controls at the subsidiary in Japan, as previously described, and the reconstructed accounts for the Japan Subsidiary are now in the process of audit by the Company’s independent registered public accounting firm.  From the Company’s third fiscal quarter of fiscal year 2005 through second  fiscal quarter of fiscal year 2007, the net revenue impact from the Japan Subsidiary restatement is expected to be an increase or decrease in revenues of up to approximately $43.2 million in each of the affected fiscal years and $23.6 million in each of the affected fiscal quarters.   The gross impact for fiscal period adjustment can not be determined  because the financial records of the Japan Subsidiary were completely reconstructed using methodologies based, in part, on third-party records or confirmations.  Additionally, in connection with the review of the Japan Subsidiary, the Subsidiary has re-absorbed approximately $16 million in inventory, the effect of which remains under review.

The Company has recorded the previously reported fictitious customer invoices sold as part of the Japan Subsidiary’s accounts receivable financing facilities as accounts receivable and as short-term debt for the relevant periods. These accounts receivable sales were in an aggregate amount of up to $23 million per quarter in the Company’s fiscal years 2006 and 2007.  As a result of this adjustment and taking into account the effect of sales outstanding over more than one quarter, the aggregate increase to short term debt was up to approximately $33 million in any given quarter in fiscal years 2005 through 2007.  All advances attributable to the fictitious invoices were satisfied by the Company in the ordinary course of business and no amounts were outstanding under its accounts receivable financing facilities after the end of July 2007.  The facility is currently not being used by the Company.

As part of the Company’s reconstruction of the financial records for the Japan Subsidiary, intangible assets of approximately $10 million that had been previously characterized as an acquisition of distribution rights from a failing distributor in the fiscal year ended June 30, 2000 and amortized over the years since acquisition have been reclassified at their acquisition date as a past due account receivable from the former distributor of the Japan Subsidiary.  This past due receivable, which totaled approximately $13 million after this reclassification, was never collected.  Accordingly, the Company anticipates it will record a charge to retained earnings at the beginning of fiscal year 2003 in the full amount of the receivable.

OTHER REVENUE RECOGNITION MATTERS

The Company’s Investigation has  identified practices within its Aerospace and Defense (“A & D”) segment involving (i) shipping product to distributors in an earlier quarter than that in which product was needed by those distributors or the Company’s direct customers, (ii)  shipping product to distributors prior to quarter-ends with a promise to accept returns of the product in a subsequent quarter, and (iii) providing product originally ordered by direct customers to distributors prior to quarter-ends and subsequently reacquiring these products with the payment of fees to the distributors.  These practices generally resulted in early recognition of revenue.  The Company anticipates that the gross impact of this adjustment will be an increase or decrease in the timing of revenue recognition by up to $ 3.7 million per year on its reported results in the periods of fiscal years 2003 through 2006 and up to approximately $3.9 million per quarter for the fiscal quarters within 2005, 2006 through the second quarter of fiscal year 2007.  When offset by the gross impacts from prior fiscal periods, the Company anticipates that the net impact of this adjustment will be an increase or decrease in the timing of revenue recognition by up to approximately $1.8 million per fiscal year and $2.5 million per fiscal quarter for such prior periods. The Company is also taking account of implementing adjusted practices in unreported periods.

The Company has substantially completed a review of sales contracts and transactions with its major customers for compliance with Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition and Statement of Financial Accounting” SFAS No. 48 “Revenue Recognition When Right of Return Exists.”  Based on this review and a review of revenue recognition practices on a Company-wide basis, the Company has identified certain items requiring restatement in previously reported fiscal years 2003 through 2006 and in the previously reported quarters of fiscal 2005, 2006 through the second quarter of fiscal 2007 as follows (with the Company also taking account of implementing the adjusted practices set forth below in unreported periods, and having a similar effect on such periods):

•     Accounting for Sales to Certain Distributors – The Company has determined that sales to two distributors, which acted as fulfillment houses, should have been deferred until the inventory was sold through to end customers, primarily in the next quarter.  These distributors were in substance acting as agents for the Company  in transactions  where the risks and benefits of ownership were not transferred  until the related inventory was sold through to the end users.  The Company anticipates that the impact of this adjustment will be a gross increase or decrease in the timing of revenue recognition by up to approximately $5.3 million per year on its reported results in the periods of fiscal years 2003 through 2006 and up to approximately $9.4 million per quarter for the fiscal quarters within 2005, and 2006 through the second quarter of fiscal year 2007.  When offset by the gross impacts from prior fiscal periods, the Company anticipates that the net impact of this adjustment will be a net increase or decrease in the timing of revenue recognition by up to approximately $5.0 million per fiscal year and $2.8 million per fiscal quarter for such prior periods.

•     Transfer of Title and Risk of Loss – Certain customers’ contracts and/or delivery terms indicated that the Company may bear the risk of loss while products are in transit.  The Company anticipates that the gross impact of this adjustment will be a gross increase or decrease in the timing of revenue recognition by up to approximately $18.4 million per year on its reported results in the periods of fiscal years 2003 through 2006 and up to approximately $23.4 million per quarter for the fiscal quarters within 2005, and 2006 through the second quarter of fiscal year 2007. When offset by the gross impacts from prior fiscal periods, the Company anticipates that the net impact of this adjustment will be a net increase or decrease in the timing of revenue recognition by up to approximately $10.7 million per fiscal year and $10.0 million per fiscal quarter for such prior periods.

•     Acceleration of Shipping Dates and Premature Recognition of Revenue – Certain customer sales transactions were prematurely recognized as revenue through the adjustment of customer acceptable shipping dates to an earlier reporting period without an acknowledgement from the customer. The Company anticipates that this process of “pulling-in” sales will be a gross increase or decrease in the timing of revenue recognition by up to approximately $3.3 million per year on its reported results in the periods of fiscal years 2003 through 2006 and up to approximately $5.6 million per quarter for the fiscal quarters within 2005, and 2006 through the second quarter of fiscal year 2007.  When offset by the gross impacts from prior fiscal periods, the Company anticipates that the net impact of this adjustment will be a net increase or decrease in the timing of revenue recognition by up to approximately $2.1 million per fiscal year and $2.4 million per fiscal quarter for such prior periods.

•     Returns Reserve, Stock Rotation Rights and Warranty Liabilities – The Company has determined that a larger sales return accrual should be recorded  in its financial statements at the time of sale related to anticipated future returns in accordance with SFAS No. 48.  The Company had previously only provided for sales returns and warranty liability based on known and approved sales and warranty returns.  No returns reserve was provided for estimated future sales returns.

The Company has also determined that it did not provide for reserves for stock rotation rights provided to distributors based on an incorrect assumption that a replacement order, of equivalent or greater value, would always be shipped within the same quarter as that of the stock being rotated.

The impact of a warranty liability returns accrual restatement, excluding the impact of the Japan Subsidiary restatement, is anticipated to be an increase or decrease in warranty expense of up to approximately $3.6 million per year on its reported results in the periods of fiscal years 2003 through 2006 and up to approximately $3.9 million per quarter for the fiscal quarters within 2005, 2006 through the second quarter of fiscal year 2007. When offset by the gross impacts from prior periods, the Company anticipates that the net impact of this adjustment will be a net increase or decrease in the timing of warranty liability by up to approximately $0.6 million per fiscal year and $0.3 million per fiscal quarter for such prior periods.

The impact of the accrual of stock rotation rights and sales returns other than for warranty claims, excluding the impact of the Japan Subsidiary restatement, is anticipated to be an increase or decrease in revenue recognition of up to approximately $24.8 million per year on its reported results in the periods of fiscal years 2003 through 2006 and up to approximately $27.5 million per quarter for the fiscal quarters within 2005, and 2006 through the second quarter of fiscal year 2007. When offset by the gross impacts from prior periods, the Company anticipates that the net impact of this adjustment will be a net increase or decrease in the timing of revenue recognition by up to approximately $6.1 million per fiscal year and $2.5 million per fiscal quarter for such prior periods.

•     Intellectual Property – The Company has evaluated the recognition of royalty settlements and the effects of litigation claims.  At this time, the Company believes the impact of any adjustment to royalty settlement recognition will be an aggregate decrease in royalty revenue of approximately $2.5 million, that will be recorded in the third quarter of fiscal year 2006.

UNRECORDED LIABILITIES

The Company conducted reviews for unrecorded liabilities to be in compliance with Statement of Financial Accounting Concepts No. 5, “Recognition and Measurement in Financial Statements of Business Enterprise” and SFAS No. 5.  The Company has performed a comprehensive analysis of its accounts payable and accrued expense balances and determined that it had not implemented adequate cutoff procedures for open invoices at each period end.  Consequently, the Company’s accounts payable and accrued expense balances were understated by the aggregate amount of these open invoices, which relate primarily to inventory in transit, construction-in-progress, and other general and administrative expenses.  The Company anticipates that the impact of this adjustment will be an increase or decrease in the recording of liabilities (and corresponding increase or decrease in expenses, inventory or other assets) by up to approximately $8.4 million in each of the previously reported quarterly periods of fiscal year 2003 through the second quarter of fiscal 2007. The Company is also taking account of implementing the adjusted practices set forth below in unreported periods, with a similar effect on such periods.

TAX MATTERS

As previously reported, during preparation for the adoption of FASB Interpretation No. 48 (“FIN No. 48”), “Accounting for Uncertainty in Income Taxes–an interpretation of FASB Statement No. 109 (“SFAS No. 109”) in the fiscal first quarter 2008 ended September 30, 2007, the Company has identified various accounting errors related to its accounting for income taxes for the fiscal years 2001 through 2007.  Most significantly, the Company has determined that it is probable that its transfer pricing could not be sustained, primarily related to the inter-company transactions between it and its Singapore subsidiary.  Management, assisted by external accounting and tax advisors, performed an analysis of the tax issues related to the Company’s transfer pricing referred to in the August 31, 2007, November 13, 2007 and February 11, 2008 Forms 12b-25, which has resulted in the Company filing qualified amended U.S. federal income tax returns for fiscal years 2004 through 2006. In conjunction with the qualified amended tax returns, and extensions related to federal and state income tax returns for the fiscal year ended June 30, 2007, the Company has remitted income taxes and interest in the aggregate amount of $74 million to the Internal Revenue Service and various state revenue agencies during its fiscal quarter ended September 30, 2007. The Company is in the process of claiming refunds from the taxing authorities in certain foreign jurisdictions and believes it may owe additional taxes in other jurisdictions.

As previously reported, the Company has reviewed its income tax accounting for the fiscal years 2001 through 2007, and has concluded that other tax-related adjustments are required.  The Company has determined that it should correct its accounting for certain types of foreign-earned income that will likely be subject to taxation currently, rather than deferred until the earnings are remitted.  This determination also impacts prior distributions made by the Company’s foreign subsidiaries as well as the Company’s US federal foreign tax credit claims. We have identified certain foreign currency gains and losses that require analysis as to the propriety of their inclusion in the determination of taxable income and therefore our income tax provisions.  The Company has also determined that its accounting for temporary differences, primarily related to fixed assets, intangible assets and various nondeductible reserves and accruals, including restructuring reserves discussed below, should be amended.  The Company is also correcting the application of certain SFAS No. 109 provisions related to the elimination of profit-in-ending inventory.  The Company plans to accrue any applicable penalties and interest on these amounts.  The Company has not yet finalized the total impact on the financial statements from these tax-related adjustments as of the date of this filing.

As previously reported the Company is currently determining the tax liability amounts and preparing the amended tax returns to claim the tax refunds or pay additional taxes. As of the date of this filing, the calculations remain to be completed and amended returns remain to be prepared and filed. The Company believes, but can not give any assurance, that it will receive a net refund from certain foreign jurisdictions. Additionally, the Company cannot predict the time at which any refunds will be received. The Company is in the process of determining the income tax provision impact of these adjustments and anticipates its effective tax rate to be significantly higher than previously reported.

RESTRUCTURING

The review of the Company’s reporting of restructuring activities is substantially complete.  The Company anticipates that the resulting adjustments to the income statement will primarily reflect (1) the reclassification of approximately $32 million of manufacturing costs related to the consolidation of certain facilities to cost of goods sold from impairment, restructuring, severance and other charges, and (2) the reclassification of approximately $20 million of non-restructuring related charges to selling, general and administrative, research and development or other expense line items from impairment, restructuring, severance and other charges on the statement of operations for fiscal years 2003 through 2006 and the first two fiscal quarters of fiscal year 2007. The presentation of the manufacturing-related restructuring costs charged to cost of goods sold will be clarified in the relevant footnote to the restated consolidated financial statements.

A further review of restructuring related severance charges by the Company is continuing.  The Company has determined that certain severance charges related to undocumented or extended exit and disposal activities required adjustment and reclassification of charges back to the same line item in the income statement used when they were initially recorded, and adjustments in previously recorded accrued liabilities for severance are expected to be reduced as a consequence of the review in an amount to be determined at a later date.

OTHER MATTERS

In the course of the Audit Committee investigation, several practices were identified that included the judgmental adjustment of various elements of quarterly financial results in an effort to meet quarterly earnings targets.  The Company is taking steps to upgrade its practices regarding the preparation of its financial statements to more consistent and objective standards, including those with respect to the areas outlined in this Part III, as well as for reserve accruals generally.

STATUS OF RESTATEMENT OF FINANCIAL STATEMENTS

As indicated above, while the preparation of consolidated reconstructed and restated financial statements remains in process, the analysis and calculation of amounts necessary to prepare the restatements of the previously mentioned financial reports have been substantially completed except for the computation and calculation of the effects of applying the correct tax amounts to the appropriate fiscal periods, verification of the taxes owed, amendment of the tax returns in the various foreign jurisdictions and the assessment of the likelihood of recovery of taxes paid in error in accordance with SFAS No. 109 and FIN 48. These tax matters that require completion must be included in the restated financial statements for the periods previously described. Furthermore, the Company’s independent registered public accounting firm must complete its audit of the financial statements that include the restated amounts including the appropriate tax effects.

The Company does not expect to complete the restatements or file the Form 10-Q for the fiscal quarter ended March 31, 2007, the Form 10-K for the fiscal year ended June 30, 2007, the Form 10-Q for the fiscal quarter ended September 30, 2007, the Form 10-Q for the fiscal quarter ended December 31, 2007, or the Form 10-Q for the fiscal quarter ended March 30, 2008 within the time extension for filing its fiscal third quarter 2008 10-Q for the period ended March 30, 2008.

The Company expects, based upon the status of its progress to date, to file its annual report on  Form 10-K for the fiscal year ended June 30, 2007 together with the previously referenced interim reports as promptly as practicable after the completion of the calculation of the tax effects on a fiscal quarter by fiscal quarter basis and the completion of the audit of the financial statements in the Form 10-K for fiscal year 2007 and the review of the delinquent Forms 10-Q by the Company’s independent registered  public accounting firm.

As described in greater detail above in this Part III, the Company has previously reported that it has received a three-month extension for continued listing and trading on the New York Stock Exchange (“NYSE”). The extension, which is subject to reassessment by the NYSE on an ongoing basis, provides the Company until June 17, 2008 to file its Annual Report on Form 10-K for the year ended June 30, 2007 with the SEC.  The Company continues to work diligently and, absent a significant development that would arise from the Company’s ongoing assessment of the results of the Investigation, and the Company’s review and audit of restated financial statements, plans to be able to file its Annual Report on Form 10-K for the fiscal year ended June 30, 2007 in compliance with the June 17, 2008 date established by the NYSE and additionally file its reports on Form 10-Q for fiscal quarters ended September 30, 2007, December 31, 2007 and March 31, 2008.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Peter Knepper	(310)	726-8000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

	Periodic Report on Form 10-Q for the Quarter ended March 31, 2007; Annual Report on Form 10-K for fiscal year ended June 30, 2007; Periodic Report on Form 10-Q for the Quarter ended September 30, 2007

			☐ Yes ☒ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is reconstructing and restating, with the assistance of external accounting and tax advisors, the affected previously-reported financial statements to eliminate the effects of errors, misclassifications, tax matters and other practices and matters described in Part III above. At this time, the Company has concluded that, because the restatement of the fiscal three and nine months ended March 31, 2007 has not been completed and there are several unsettled matters relating to the fiscal three and nine months ended March 31, 2008, it cannot provide comparative unaudited consolidated statements of operations for these fiscal periods.

At this time, the Company believes that it has sufficient information to provide an estimate of selected unaudited information related to its results of operations for the three or nine months ended March 31, 2008 but that it does not have sufficient information to provide an estimate of similar selected unaudited information pertaining to its results of operations for the fiscal three or nine months ended March 31, 2007.

In this connection, the Company estimates that Revenue and Loss from Operations before Income Taxes for the fiscal three months ended March 31, 2008 will be in the range of $240.0 to $260.0 million and $35.0 to $45.0 million, respectively.  Additionally, the Company estimates that Revenue and Loss from Operations before Income Taxes for the nine months ended March 31, 2008 is estimated to be in the range of $765.0 to $790.0 million and $25.0 to $35.0 million, respectively. The preceding estimates are preliminary and subject to revision upon completion of the Company’s reconstruction and restatement of its previously reported financial statements, completion and filing of the Company’s fiscal 2007 third quarter report on Form 10-Q, and fiscal 2007 annual report on Form 10-K, and completion and filing of the Company’s fiscal 2008 first, second and third quarterly reports on Form 10-Q.

The Company’s operating results, which roughly correspond to operations previously reported as Focus Products segments, for the fiscal three and nine months ended March 31, 2008 have been negatively impacted by a number of factors, among them, the following:

1.    Revenue is lower from some of the Company’s product lines, including its highest margin product category, and revenues overall no longer include revenues attributed to the Company’s Power Control Systems business sold in April 2007.  Revenues from the PCS Business contributed approximately $88.4 million to Company revenues in the third quarter of fiscal year 2007.

2.    Allocated manufacturing costs are disproportionately higher due to a decline in factory utilization caused by lower revenue and planned reductions in inventory levels. Additionally, the Company’s divestiture of its Power Control Systems business has resulted in a lower base of revenue over which to absorb  allocated manufacturing  costs, and the Company has not completed a commensurate reduction in those costs.

3.    Commodity prices for silicon have increased from the year ago quarter of between approximately 12% and 15%, and commodity prices for copper have increased from the year ago quarter by approximately 24%.

4.    Additionally, during the fiscal three months ended March 31, 2008, the Company has incurred the following  unique charges:

i. A reserve in the amount of $11.3 million was required to record a provision for excess and obsolete die bank inventory that the Company intends to scrap; and

ii. An other than temporary impairment charge of $4.7 million with respect to its investment portfolio, as described below.

5.    During the three and nine months ended March 31, 2008, the Company incurred reconstruction and investigation expenses of approximately $24.9 million and $64.3 million, respectively. Excluding the effect of the expenses set forth in this Item 5 would result in adjusting Loss from Operations before Income Taxes for the fiscal three months ended March 31, 2008 to a range of Loss of approximately $10.1 to $20.1 million,  and for the fiscal nine months ended March 31, 2008 would result in adjusting a Loss to Income from Operations before Income Taxes in a range of approximately $29.3 to $39.3 million.

SG&A, including investigation, reconstruction and restatement costs, for the fiscal three and nine months ended March 31, 2008, is expected to be higher as a percent of sales than that reported in historical fiscal periods.  The Company’s goal is to reduce SG&A by the end of calendar year 2008 to approximate historical levels as a percent of revenue, with a long range goal of reducing the aggregate amount of SG&A below such levels.  For the fiscal three and nine months  ended March 31, 2008, research and development costs are expected to be slightly higher as a percent of revenue than in historical quarters.  Additionally, during the fiscal three months ended March 31, 2008, the Company expects to record an other than temporary impairment charge of $4.7 million with respect to its portfolio of Long-Term Cash Investments to recognize a reduction in the fair value of certain asset backed and mortgage backed  securities. The Company’s effective annual income tax rate is expected to be significantly higher than historically reported due, in part, to adjustments in the Company’s transfer pricing methodology and  for certain foreign income that is subject to current taxation rather than being  deferred until the earnings are remitted.

The factors affecting the ability of the Company to make more detailed estimates at this time include, without limitation, (i) the finalization of the review  of the quarterly impact of the described practices in the Japan Subsidiary and A & D segment on the Company’s financial statements, (ii) delays in that review caused by previously reported irregularities and inconsistencies in the recordkeeping in the Japan Subsidiary and A & D segment, the records in the Japan Subsidiary being primarily in a foreign language, and the general difficulties in reconstructing detail transactions, (iii) the complexities of determining tax amounts, preparing amended tax returns to claim refunds or pay additional taxes in various foreign and local jurisdictions,  assessing the appropriate revenue sources and the interactions of various taxing jurisdictions’ tax rates and related tax credits, and determining the income tax provision impact of any tax  adjustments, and (iv) the continuing Company  review of prior practices, including the matters identified in Part III, and the evaluation of the results, among other things.

The Company is providing the following preliminary information related to liquidity and certain other matters. The reader is cautioned that this information is not final and will be potentially impacted by any other matters that may arise from the Investigation and completion of the Company’s review and reconstruction in progress and subject to review and audit by the Company’s independent registered public accounting firm.

 As of the Company’s fiscal quarter ended March 31, 2008, the Company anticipates it will report approximately $732 million in cash, cash equivalents and investments compared to the Company’s prior fiscal quarter ended December 31, 2007 balance of $765 million with each period end balance containing $14.7 million of restricted cash held in escrow pursuant to the terms of the Power Control System business sale agreements between the Company and Vishay Intertechnology, Inc.  The Company’s total debt balance is expected to be reported at approximately $0.1 million for the fiscal quarter ended March 31, 2008.

The Company has incurred costs related to the Investigation, transfer pricing and FIN 48 analyses, preparation of tax return amendments, and reconstruction of its financial statements of approximately $73 million as of March 31, 2008, of which approximately $9 million were incurred in the Company’s fiscal year ended June 30, 2007.

During the fiscal nine months ended March 31, 2008, the Company also acquired approximately $37.6 million of property and equipment, paid $17.0 million of cash interest (paid in early fiscal year 2008 in connection with final payment and satisfaction of the Company’s convertible subordinated notes) and paid approximately $93.2 million in cash taxes (of which $74.0 million is described in greater detail in Part III of this filing, above).  During the fiscal quarter ended March 31, 2008, the Company acquired approximately $8.2 million of property and equipment, paid approximately $3.3 million in cash taxes and paid no interest.

As part of the Company’s environmental review process, the Company has provided certain disclosures of potential permit violations and other matters to local environmental authorities with respect to its Mesa, Arizona and Temecula, California facilities.  The Company has settled for $98,500 its previously reported notification of proposed penalty from local environmental authorities in Mesa, Arizona.

Although the Company’s Audit Committee investigation is complete and the Company’s general review of prior practices is substantially complete, the Company is continuing its assessment of the impact of the findings to date of the investigation and the related reconstruction and restatement of our financial statements

The Company believes it continues to have sufficient cash and other resources available to meet working capital and other needs that may arise over the next twelve months.

The Company reiterates that its financial statements for the prior periods described in Part III of this Form 12b-25 should not be relied upon.

Cautionary Information Regarding Forward-looking Statements

This Form 12b-25 includes some “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. The forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate”, “believe”, “estimate”, “may”, “should”, “will”, or “expects” or the negative or variations thereof. Such forward-looking statements include, among other things, the statements that (i) the Company’s plans to record certain previously sold customer invoices under the Japan subsidiary's accounts receivable facility as advances against its accounts receivable financing facilities and short term debt; (ii) the Company’s anticipation that it will record a bad debt expense in the fiscal year ended June 30, 2000 for the full amount of a $13 million for a certain past due receivable of the Japan Subsidiary previously treated as a capitalized intangible asset; (iii) the nature and amount of the Company’s expected or anticipated financial statement impacts set forth in this Form 12b-25 related to the Japan restatement, the A&D segment, sales to certain distributors, issues related to transfers of title and risk of loss, issues related to shipping dates and premature recognition of revenue, issues related to returns reserve, stock rotation rights and warranty liabilities, royalty revenue, tax matters, restructuring matters and other matters related to the preparation and restatement of the Company’s financial statements;  (iv) the Company’s belief that it may be entitled to refunds from taxing authorities in certain foreign jurisdictions and owe additional taxes in other jurisdictions, and that the Company believes it will receive a net refund from certain foreign jurisdictions; (vii) the Company's anticipation that its effective tax rate will be significantly higher than previously reported; (vi) the Company’s views that adjustments related to restructuring activities will primarily reflect (A) the reclassification of approximately $32 million of manufacturing costs related to the consolidation of certain facilities to cost of goods sold from impairment, restructuring, severance and other charges, and (B) the reclassification of approximately $20 million of non-restructuring related charges to selling, general and administrative, research and development or other expense line items from impairment, restructuring, severance and other charges on the statement of operations, and that the Company intends to clarify the presentation of the manufacturing-related restructuring costs charged to cost of goods sold in the relevant footnote to the restated consolidated financial statements for certain of the items; (vi) the Company's anticipation that it will report approximately $732 million and $765 million, respectively, of cash, cash equivalents and investments in the quarters ended March 31, 2008 and December 31, 2007, respectively, with an expectation of a $0.1 million total debt balance at fiscal quarter ended March 31, 2008, (viii) the Company’s views that operating results will be negatively impacted for fiscal quarter ended March 31, 2008 arising from, among other things, that revenue from some of the Company’s product lines, including its highest margin product category, is expected to be lower, that allocated  manufacturing costs are expected to be higher, that the April 2007 divesture has resulted in a lower base of revenue over which to absorb shared manufacturing overhead costs, and that commodity prices for silicon and copper have increased from prior periods, and additional effects of certain unique charges for excess and obsolete inventory, and an impairment in the company’s investment portfolio ; (ix) SG&A for the fiscal quarter ended March  31, 2008, is anticipated to be higher as a percent of sales than that reported in historical quarters and that research and development costs are expected to be slightly higher as a percent of revenue than in historical quarters; (x) the Company’s goal to reduce SG&A to approximate historical levels as a percent of revenue by the end of calendar year 2008, with a long range goal of reducing aggregate SG&A below such levels, and (xi) the Company believes that it continues to have sufficient cash and other resources available to meet working capital and other needs that may arise over the next twelve months;  (xii) the Company’s estimates that Revenue and Loss from Operations before Income Taxes for the fiscal three months ended March 31, 2008 will be in the range of $240.0 to $260.0 million and $35.0 to $45.0 million, respectively; and (xiii) the Company’s estimates that Revenue and Loss from Operations before Income Taxes for the nine months ended March 31, 2008 is estimated to be in the range of $765.0 to $790.0 million and $25.0 to $35.0 million, respectively and the Company’s estimates for these amounts excluding costs of investigation and reconstruction.

Forward-looking statements are subject to a number of uncertainties and risks, and actual results may differ materially from those projected. Factors that could affect the Company’s actual results include the ongoing review and audit of  the matters discussed in Part III hereof; the impact of the accounting errors, including without limitation, any such errors related to matters previously classified as part of the Company’s 2002 restructuring activities, on the Company’s results of operations and financial statements; the impact of tax uncertainties on the Company’s cash, financial statements and effective tax rate and the requirements for restatement of its tax liabilities and provisions; the amount and timing of the restatement of the Company’s financial statements; unanticipated factors that may alter the gain or other charges related to the Company’s divestiture of its Power Control Systems business; remaining costs of investigation, tax assistance and/or reconstruction; unanticipated needs for working capital beyond the Company’s current cash and financial resources; and the impact of restatement, and delays therein, on the Company’s credit agreements and other material agreements; the extent of the weaknesses in the Company’s internal control over financial reporting, and other various uncertainties disclosed in the Company’s reports filed with the Securities and Exchange Commission, including its most recent reports on Forms 10-K and 10-Q (without regard to the financial information described therein). As noted in this Form 12b-25 and in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 19, 2007, the Company has not timely filed its annual report on Form 10-K for its fiscal year ended June 30, 2007. While the Company plans to file the report as promptly as practicable following completion of the Company’s preparation of its  reconstructed and restated financial statements,  income tax provisions and the completion of the independent audit of the Form 10-K and its outstanding quarterly reports, there can be no assurance that the Company will be able to file the Form 10-K within the time required by the rules of the New York Stock Exchange (which date is currently June 17, 2008) and discretionary extensions, if any or file its outstanding quarterly reports within such period. If the Company cannot timely file within the time required by the NYSE, then the Company’s common stock may become delisted from the exchange which, among other things, would adversely affect the ability to trade such shares freely, restrict liquidity in the market for such shares and have a material adverse affect on our stock price.

INTERNATIONAL RECTIFIER CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 12, 2008	By	/s/ PETER KNEPPER
Peter Knepper
Chief Financial Officer-Acting

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).